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                                   [LOGO]


                                            CONTACT: Ken Howling
                                                     Vice President Finance
                                                     (416) 285-6000

FOR IMMEDIATE RELEASE:


          * BIOVAIL REPORTS RECORD FOURTH QUARTER AND FULL YEAR 2001
                                   RESULTS *


         - Product sales revenue increased 80% for the fourth quarter and 139% for full year 2001 -
   - Diluted EPS of $1.35 for 2001 increased 57%, excluding certain charges -


    TORONTO, Canada, February 21, 2002 - Biovail Corporation (NYSE, TSE:BVF) today reported record financial results in accordance with U.S. General Accepted Accounting Principals (GAAP) for the fourth quarter and year-ending December 31, 2001. Total revenues for the fourth quarter of 2001 increased 79% to $178.3 million, compared to $99.8 million reported for the fourth quarter of 2000. Total revenues for the year ended December 31, 2001 were $583.3 million reflecting an increase of $274.1 million or 89% over the year ended December 31, 2000 sales of $309.2 million.

    These favourable results are primarily driven by sales of the Cardizem-Registered Trademark- brands in the marketplace, sales of the Company's controlled-release generic product portfolio, sales associated with Biovail Pharmaceuticals USA acquired in the fourth quarter 2000 and product sales revenue in Canada.

         Net income increased 67% and was $73.8 million for the fourth quarter 2001 versus fourth quarter 2000 net income of $44.2 million. Net income for 2001 of $202.9 million increased 64% versus $124.0 million for the prior year equivalent period. Diluted earnings per share increased 53% to $0.46 per share for the fourth quarter 2001 versus $0.30 per share for the fourth quarter 2000. For the year 2001, diluted earnings per share increased 57% to $1.35 per share for 2001 versus $0.86 per share for 2000. These results exclude certain charges described below.


         For the quarter ended December 31, 2001, the charges excluded from the net income and diluted earnings per share calculations above are the $12.2 million premium paid on the conversion of $134.5 million of convertible debentures and the $80.5 million write down of assets as described below. In the fourth quarter 2000, a charge excluded from the net income and diluted earnings per share calculations above was the $66.9 million write-off of acquired research and development associated with products under development for Intelligent Polymers Limited.


         Charges excluded from 2001 net income and diluted earnings per share include a $34.9 million premium paid on the conversion of $300 million of convertible debentures and the $80.5 million write down of assets described below. Charges excluded from the calculation of 2000 net income and diluted earnings per share were the $208.4 million write-off of acquired research and development associated with the products under development for Intelligent Polymers, an extraordinary charge of $20.0 million related to the early retirement of Senior Notes and the $43.5 million adjustment for the cumulative effect of the adoption of SAB 101.


         Net loss and diluted earnings per share including charges for the three months ended December 31, 2001 were $18.9 million and $0.13 per share respectively versus $22.7 million and $0.18 per share respectively for the comparable 2000 period. Net income and diluted earnings per share including charges for the twelve months ended December 31, 2001 were $87.4 million and $0.58 per share respectively for the comparable 2000 period.

     The write down of assets is primarily associated with two product rights, Keftab and Duravent, which were acquired as part of the acquisition of DJ Pharma in October 2000.

       Management utilizes a measure of net income and earnings per share on a basis that excludes certain charges to better assess operating performance. Management has consistently applied this measure when discussing earnings or earnings guidance and will continue to do so going forward. Management believes that most of the Company's shareholders prefer to analyze the Company's results based on this measure, as it is consistent with industry practice. The excluded charges are also disclosed to give investors the ability to further analyze the Company's results.

       Eugene Melnyk, Chairman of the Board and Chief Executive Officer, commented, "The year 2001 was Biovail's most successful year in the Company's history. During 2001, the Company submitted three New Drug Applications to the FDA, completed the integration of a U.S. sales and marketing organization, completed the acquisition of the Cardizem-Registered Trademark- and Zovirax products at attractive values, recorded growth in year over year product sales in excess of 135% such that over 90% of Biovail's revenue now comes from the manufacture and sale of pharmaceutical products, eliminated approximately $700 million of debt and completed a successful equity offering that raised approximately $560 million. Biovail enters 2002 with over 20 products in development, numerous ongoing Phase III clinical studies, a very strong balance sheet and clearly visible drivers for 2002 growth."

       Financial Results

       Product sales revenue of $162.7 million increased 80% or $72.2 million during the fourth quarter 2001 versus fourth quarter 2000 and increased 139% to $537.1 million for the year 2001 versus 2000. The increase in product sales revenue is primarily due to sales of the Cardizem-Registered Trademark- line in North America, strong growth in the sales of generic products, sales of branded products by Biovail Pharmaceuticals USA and sales by Biovail Pharmaceuticals Canada. Excluding product sales revenue associated with the acquisition of the Cardizem-Registered Trademark-brands and Biovail Pharmaceuticals USA (organic) product sales revenue increased over 55% for the year 2001 versus the prior year.

         Research and development revenues were $4.5 million and $14.6 million for the fourth quarter and year 2001 respectively compared to 2000 levels of $4.1 million and $66.8 million respectively. The reduction in full year research and development revenues is due to the termination of Biovail's research and development arrangement with Intelligent Polymers Limited at the end of September 2000.

         Royalty and licensing revenue of $11.2 million and $31.5 million for the fourth quarter and year 2001 respectively reflects increases in excess of approximately 113% and 82% respectively versus comparable 2000 levels primarily due to royalties associated with the sale of a Cardizem-Registered Trademark-product by a third party.

         Gross margins were approximately 78% for the fourth quarter and 77% for the year 2001 versus approximately 70% for the comparable 2000 periods. The improvement in gross margins is primarily due to sales of higher margin products including Cardizem-Registered Trademark- brands and favourable sales mix. Sales of branded pharmaceutical products accounted for more than 65% of product sales revenue for both the fourth quarter and year 2001.

         Research and development expenses were $14.2 million and $51.0 million for the fourth quarter and year 2001. Research and development expenses increased significantly in the fourth quarter 2001 versus fourth quarter 2000 and were in line with total year 2000 spending levels. Selling, general and administrative expenses continue to increase significantly as Biovail executes its U.S. sales force expansion program. For the fourth quarter and year 2001, selling, general and administrative expenses were $32.4 million and $110.1 million reflecting increases in excess of 110% versus 2000 levels primarily due to the selling and marketing expenses associated with Biovail Pharmaceuticals USA acquired in the fourth quarter 2000.

         Amortization expense was $12.0 million for the fourth quarter and $44.5 million for the year 2001. The increase in amortization expense versus last year's comparable levels of $4.2 million and $7.2 million is primarily due to the amortization expenses associated with the acquisition of Biovail Pharmaceuticals USA and the Cardizem -Registered Trademark- brands.

         Excluding the charges outlined above, operating income for fourth quarter 2001 increased to $84.1 million versus $51.1 million earned in the fourth quarter of 2000. On the same basis, operating income was $251.6 million for the year 2001 versus $130.4 million for the year 2000.

         Net interest expense was $4.8 million for the fourth quarter 2001 and approximately $33.5 million for the year 2001. The increase in net interest expense versus the net interest expense level of $2.3 million for the fourth quarter 2000 and net interest income of $3.0 million for the year 2000 is primarily due to interest paid on the convertible debentures issued in March of 2000, lower cash balances and advances made against the Company's revolving term credit facility established at the end of 2000.

         In November 2001, Biovail completed an equity offering providing the Company with net proceeds of approximately $560.0 million. Biovail has used a portion of these proceeds to eliminate borrowings under its Revolving Term Credit Facility. Additionally, Biovail converted its outstanding convertible debentures for 10.4 million common shares in 2001.

         Earnings before interest, taxes, depreciation and amortization (EBITDA) and excluding the write down of assets, debt conversion premium, cumulative effect of the change in accounting principle, extraordinary item and the write-off of acquired research and development increased 72% to $99.2 million for the quarter ended December 31, 2001 versus $57.7 million for the equivalent prior year period. EBITDA excluding charges increased 103% to $308.5 million for the year 2001 versus $151.9 million for the year 2000 and operating cash flow was $295.5 million for the year 2001 compared to $102.5 million for the year 2000. Although EBITDA is a commonly used measure, it is a non-GAAP earnings measure that does


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not have a standardized meaning. Therefore, this measure may not be comparable to similar measures presented by other companies.


         The Company will be hosting a conference call today to review the fourth quarter and year end December 31, 2001 financial results. The conference call will be broadcast live at 8:30 a.m. E.S.T. on the world wide web at www.biovail.com and a replay of the conference call will be available on this website shortly after the call.

         Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.


          "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

          TO THE EXTENT ANY STATEMENTS MADE IN THIS RELEASE CONTAIN INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


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                               BIOVAIL CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                            DECEMBER 31    DECEMBER 31
                                                                2001           2000
                                                            -----------    -----------
ASSETS
CURRENT
Cash and cash equivalents                                   $  434,891     $  125,144
Accounts receivable                                             96,556        105,850
Inventories                                                     38,506         24,108
Deposits and prepaid expenses                                    6,643          5,347
                                                            ----------     ----------
                                                               576,596        260,449
Long-term investments                                            2,355          1,561
Property, plant and equipment, net                              85,581         52,541
Goodwill, net                                                   96,477        103,105
Intangible assets, net                                         556,360        667,431
Other assets, net                                               14,114         22,180
                                                            ----------     ----------
                                                            $1,331,483     $1,107,267
                                                            ----------     ----------
                                                            ----------     ----------

LIABILITIES
CURRENT
Accounts payable                                            $   31,811     $   34,683
Accrued liabilities                                             59,989         35,452
Income taxes payable                                            17,318          6,711
Deferred revenue                                                27,030         26,334
Current portion of long-term obligations                        12,592        182,564
                                                            ----------     ----------
                                                               148,740        285,744
Deferred revenue                                                23,100         27,900
Long-term obligations                                           33,569        256,180
Convertible Subordinated Preferred Equivalent Debentures          --          299,985
                                                            ----------     ----------
                                                               205,409        869,809
                                                            ----------     ----------

SHAREHOLDERS' EQUITY
Common shares                                                1,402,586        492,733
Warrants                                                         6,221          7,912
Deficit                                                       (280,004)      (261,819)
Accumulated other comprehensive loss                            (2,729)        (1,368)
                                                            ----------     ----------
                                                            $1,126,074     $  237,458
                                                            ----------     ----------
                                                            $1,331,483     $1,107,267
                                                            ----------     ----------
                                                            ----------     ----------


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                               BIOVAIL CORPORATION
               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
             (All dollar amounts except per share data are expressed
                          in thousands of U.S. dollars)
                                   (Unaudited)

                                                         THREE MONTHS ENDED           YEAR ENDED
                                                            DECEMBER 31               DECEMBER 31
                                                      ----------------------    ----------------------
                                                         2001         2000         2001         2000
                                                      ---------    ---------    ---------    ---------
REVENUE
Product sales                                         $ 162,666    $  90,441    $ 537,138    $ 224,996
Research and development                                  4,479        4,104       14,596       66,834
Royalty and licensing                                    11,197        5,264       31,529       17,340
                                                      ---------    ---------    ---------    ---------
                                                        178,342       99,809      583,263      309,170
                                                      ---------    ---------    ---------    ---------
EXPENSES
Cost of goods sold                                       35,712       26,647      125,995       67,980
Research and development                                 14,154        4,252       51,017       51,709
Selling, general and administrative                      32,425       13,661      110,100       51,857
Amortization                                             11,955        4,183       44,513        7,232
Write down of assets                                     80,482         --         80,482         --
Acquired research and development                          --         66,924         --        208,424
                                                      ---------    ---------    ---------    ---------
                                                        174,728      115,667      412,107      387,202
                                                      ---------    ---------    ---------    ---------
Operating income (loss)                                   3,614      (15,858)     171,156      (78,032)
Interest income (expense), net                           (4,844)      (2,264)     (33,500)       2,955
Debt conversion premium                                 (12,192)        --        (34,923)        --
                                                      ---------    ---------    ---------    ---------
Income (loss) before income taxes                       (13,422)     (18,122)     102,733      (75,077)
Provision for income taxes                                5,500        4,625       15,285        9,360
                                                      ---------    ---------    ---------    ---------
Income (loss) before extraordinary item and
cumulative effect of change in accounting principle     (18,922)     (22,747)      87,448      (84,437)
Extraordinary item                                         --           --           --        (20,039)
Cumulative effect of change in accounting principle        --           --           --        (43,500)
                                                      ---------    ---------    ---------    ---------
NET INCOME (LOSS)                                     $ (18,922)   $ (22,747)   $  87,448    $(147,976)
                                                      ---------    ---------    ---------    ---------
                                                      ---------    ---------    ---------    ---------

DILUTED EARNINGS (LOSS) PER SHARE                     $   (0.13)   $   (0.18)   $    0.58    $   (1.16)
                                                      ---------    ---------    ---------    ---------
                                                      ---------    ---------    ---------    ---------

Net income (loss)                                     $ (18,922)   $ (22,747)   $  87,448    $(147,976)
ADD BACK
Write down of assets                                     80,482         --         80,482         --
Acquired research and development                          --         66,924         --        208,424
Debt conversion premium                                  12,192         --         34,923         --
Extraordinary item                                         --           --           --         20,039
Cumulative effect of change in accounting principle        --           --           --         43,500
                                                      ---------    ---------    ---------    ---------
NET INCOME EXCLUDING CERTAIN CHARGES [Note]           $  73,752    $  44,177    $ 202,853    $ 123,987
                                                      ---------    ---------    ---------    ---------
                                                      ---------    ---------    ---------    ---------

DILUTED EARNINGS PER SHARE EXCLUDING CERTAIN
CHARGES [Note]                                        $    0.46    $    0.30    $    1.35    $    0.86
                                                      ---------    ---------    ---------    ---------
                                                      ---------    ---------    ---------    ---------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING (000S)
Basic                                                   146,469      129,980      136,928      128,824
                                                      ---------    ---------    ---------    ---------
                                                      ---------    ---------    ---------    ---------
Diluted                                                 159,478      146,477      150,690      143,512
                                                      ---------    ---------    ---------    ---------
                                                      ---------    ---------    ---------    ---------

NOTE: Management utilizes a measure of net income and earnings per share on a basis that excludes certain charges to better assess operating performance. Management has consistently applied this measure when discussing earnings or earnings guidance and will continue to do so going forward. Management believes that most of the Company's shareholders prefer to analyze the Company's results based on this measure, as it is consistent with industry practice. The excluded charges are also disclosed to give investors the ability to further analyze the Company's results.

                               BIOVAIL CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)



                                                                        YEAR ENDED
                                                                        DECEMBER 31
                                                                  ----------------------
                                                                     2001        2000
                                                                  ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                 $  87,448    $(147,976)
Depreciation and amortization                                        56,867       21,526
Amortization of discount on long-term obligations                    10,999         --
Write down of assets                                                 80,482         --
Debt conversion premium                                              34,923         --
Deferred income taxes                                                 1,450        3,750
Interest paid through the issuance of common shares                   1,250         --
Compensation cost for employee stock options                            737          461
Acquired research and development                                      --        208,424
Extraordinary item                                                     --         20,039
Cumulative effect of change in accounting principle                    --         43,500
                                                                  ---------    ---------
                                                                    274,156      149,724
Change in non-cash operating items                                   21,314      (47,230)
                                                                  ---------    ---------
CASH PROVIDED BY OPERATING ACTIVITIES                               295,470      102,494
                                                                  ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net                     (44,436)     (15,845)
Additions to intangible assets                                      (27,445)     (27,752)
Reduction in intangible assets                                       15,000         --
Acquisition of long-term investments                                   (866)      (2,454)
Acquisition of businesses, net of cash acquired                        --       (622,145)
Maturity of short-term investments, net                                --         65,893
Proceeds from sale of assets held for disposal                         --         20,000
                                                                  ---------    ---------
CASH USED IN INVESTING ACTIVITIES                                   (57,747)    (582,303)
                                                                  ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares                                           589,150      109,604
Repurchase of common shares                                        (119,987)        --
Advance of Executive Stock Purchase Plan loans                       (9,988)        --
Proceeds from the exercise of warrants                               29,093        6,010
Collection of warrant subscription receivable                          --          2,287
Advances (repayments) under revolving term credit facility, net
of financing costs                                                 (211,300)     207,000
Repayments of other long-term obligations                          (193,366)     (45,602)
Redemption of Convertible Subordinated Preferred Equivalent
Debentures                                                          (11,349)        --
Issuance of Convertible Subordinated Preferred Equivalent
Debentures, net of financing costs                                     --        288,772
Repurchase of U.S. Dollar Senior Notes                                 --       (141,017)
                                                                  ---------    ---------
CASH PROVIDED BY FINANCING ACTIVITIES                                72,253      427,054
                                                                  ---------    ---------
Effect of exchange rate changes on cash and cash equivalents           (229)        (187)
                                                                  ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    309,747      (52,942)
Cash and cash equivalents, beginning of year                        125,144      178,086
                                                                  ---------    ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                            $ 434,891    $ 125,144
                                                                  ---------    ---------
                                                                  ---------    ---------